

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Mr. Dirk Wild
Senior Vice President and Chief Financial Officer
Globalstar, Inc.
300 Holiday Square Blvd.
Covington, LA 70433

      Re: **Globalstar, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 1-33117

Dear Mr. Wild:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terry French for

                    Larry Spirgel
                    Assistant Director